EXHIBIT 5

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen

Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS THIRD QUARTER RESULTS AND EXPECTS

SALES GROWTH TO CONTINUE FOR THE FISCAL YEAR

Hong Kong, March 13, 2006 — Global-Tech Appliances Inc. (NYSE: GAI) announced today its net sales and earnings for the third quarter of fiscal 2006 ended December 31, 2005.

Net sales for the third quarter of fiscal 2006 were $20.5 million, up 146% compared to $8.3 million for the third quarter of fiscal 2005. Net loss for the third quarter of fiscal 2006 was $3.0 million, or $0.24 per share, compared to a net loss of $4.6 million, or $0.38 per share, in the prior corresponding fiscal period.

Net sales for the nine months ended December 31, 2005 were $58.1 million, up 96% compared to $29.7 million for the prior corresponding nine-month period. Net loss for the first nine months of fiscal 2006 was $10.0 million, or $0.82 per share, compared to a net loss of $11.1 million, or $0.91 per share, in the first nine months of fiscal 2005. Included in the loss for the nine months ended December 31, 2005 were impairment charges of approximately $2.2 million, which relate primarily to the Company’s organic light emitting diode (OLED) and in part to its liquid crystal display television (LCD TV) programs.

The Company also anticipates that further impairment charges of approximately $1.5 million related to its LCD TV program will be reflected in the fourth quarter of fiscal 2006 after the various impairment analyses have been performed in accordance with U.S. GAAP. The impairment analyses are expected to be an ongoing process as the Company’s businesses continue to evolve. As the Company continues to redirect its resources to further develop and expand the electronics component and other electronic product businesses, it also expects to record non-cash charges associated with the write down of certain factory assets since the newer businesses are expected to use far less manufacturing space and equipment than its current household product lines.

John C.K. Sham, President and Chief Executive Officer, said: “While our sales performance in floor care products improved considerably over the prior year, our margins continue to be adversely impacted by the competitive market environment. We are, however, pleased to report that net sales of our compact camera modules (CCMs) have reached approximately $2 million in the third quarter of fiscal 2006, a significant increase compared to approximately $300,000 in the previous fiscal quarter. These CCMs are used primarily in cellular phones and we expect this business to continue to grow rapidly over the next few months.”

Mr. Sham continued, “Although our SG&A declined in this fiscal quarter, we remain committed to finding ways of reducing expenses in an effort to restore margins to an acceptable level and may have to redeploy our assets if necessary. We believe the opportunities in the electrical component business will improve our results in the upcoming year and are pleased to report that, despite our loss in the current fiscal quarter, we were cash positive.”

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, Hamilton Beach®, Kenwood®, Presto®, Proctor-Silex®, Sanyo®, Sharper Image®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$20,529	$8,341	$58,118	$29,698
Cost of goods sold	(19,459)	(9,049)	(54,157)	(29,218)

Gross profit (loss)	1,070	(708)	3,961	480
Selling, general and administrative expenses	(3,703)	(4,159)	(13,935)	(12,334)

Operating loss	(2,633)	(4,867)	(9,974)	(11,854)
Other income (expenses), net	(299)	313	(9)	773

Loss before income taxes	(2,932)	(4,554)	(9,983)	(11,081)
Provision for income taxes	(39)	(16)	(71)	(16)

Net loss before minority interests	(2,971)	(4,570)	(10,054)	(11,097)
Minority interests	—	5	13	5

Net loss	$(2,971)	$(4,565)	$(10,041)	$(11,092)

Basic and diluted loss per common share	$(0.24)	$(0.38)	$(0.82)	$(0.91)

Basic and diluted weighted average number of shares outstanding	12,224	12,222	12,224	12,212

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	December 31, 2005	March 31, 2005
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$18,781	$8,791
Restricted cash	155	431
Callable deposit	—	5,000
Short-term investments	23,756	33,966
Accounts and bills receivable, net	10,998	7,195
Deposits, prepayments and other assets	2,348	2,324
Inventories	13,436	14,057

Total current assets	69,474	71,764

Property, plant and equipment, net	25,366	27,780
Land use rights	2,154	2,192
License, net	—	2,201
Loan to a director	—	76

Total assets	$96,994	$104,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	37	37
Accounts and bills payable	7,821	5,258
Salaries and allowances payable	985	731
Accrued expenses	4,135	3,872
Income tax payable	3,723	3,698

Total current liabilities	16,701	13,596
Deferred tax liabilities	143	143

Total liabilities	16,844	13,739

Minority interests	—	13

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,902,755 shares issued as of December 31 and March 31, 2005	129	129
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	82,918	83,265
Retained earnings	2,062	12,103
Accumulated other comprehensive deficits	(466)	(743)
Less: Treasury stock, at cost, 679,147 shares as of December 31 and March 31, 2005	(4,493)	(4,493)

Total shareholders’ equity	80,150	90,261

Total liabilities and shareholders’ equity	$96,994	$104,013